Leagueswype Inc



ANNUAL REPORT

417 Des Plaines

Forest Park, IL 60130

(773) 339-2232

https://www.leagueswype.com/

This Annual Report is dated June 15, 2021.

BUSINESS

The Company will be offering the first and only virtual wallet specifically targeting the multi-billion-dollar fantasy sports industry. Leagueswype is a wonderfully designed platform that allows, among other things, fantasy sports players to collect, store, and transfer funds. Each user will have a Leagueswype (Skrill) account/wallet were funds can be deposited from a bank account or credit/debit card and stored. These funds can then be transferred into a season long "league bank" to collect dues and other fees associated with fantasy play or these funds can be transferred to another Leagueswype account owner if desired (peer to peer transfers). Eventually and additionally we will want to allow Leagueswype users the ability to use their account balances to make purchases through our application and on partnering sites. All of this in a secure environment across web and mobile devices.

Previous Offerings

Between 2020 and 2019, we sold 0 shares of common stock in exchange for $0 per share under Regulation Crowdfunding.

Between January 1, 2019 and December 31, 2019, we sold 1266 units of Non-Voting

Membership Interest in exchange for $10 per unit under Regulation Crowdfunding.

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2020 Compared to 2019

2020 2019

Revenue $ 249 $ 7,609
Cost of Sales (380) -
Gross Profit (131) 7,609

Operating Expenses-
Start-Up Costs
19,761 15,240
Total Operating Expenses 19,761 15,240

Net Income $ (19,892) $ (7,631)

Liquidity and Capital Resources

At December 31, 2020, the Company had cash of $113.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

At December 31, 2020 the Company had short term debt in the amount of $2,389.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Darius Grandberry, President and Secretary of the Corporation

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2020, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed.

Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

On October 30, 2020, Leagueswype LLC was converted to a Delaware corporation, Leagueswype Inc. The Company has authorized 4,000,000 shares: 3,000,000 of Common Stock and 1,000,000 of Preferred Stock. The 3,000,000 shares of Common Stock are designated as follows: 1,500,000 designated as Class A Voting Stock and 1,500,000 designated as Class B Non-Voting Common Stock. None of the 1,000,000 shares of Preferred Stock have been issued. Darius Grandberry is the President and currently owns 500,001 of the 1,500,000 authorized shares of Class A Voting Common Stock. A group of investors owns 1,496 of the 1,500,000 authorized shares of Class B Non-Voting Common Stock.

RELATED PARTY TRANSACTIONS

The Company has not conducted any related party transactions

OUR SECURITIES

On October 30, 2020, Leagueswype LLC was converted to a Delaware corporation, Leagueswype Inc. The Company has authorized 4,000,000 shares: 3,000,000 of Common Stock and 1,000,000 of Preferred Stock. The 3,000,000 shares of Common Stock are designated as follows: 1,500,000 designated as Class A Voting Stock and 1,500,000 designated as Class B Non-Voting Common Stock. None of the 1,000,000 shares of Preferred Stock have been issued. Darius Grandberry is the President and currently owns 500,001 of the 1,500,000 authorized shares of Class A Voting Common Stock. A group of investors owns 1,496 of the 1,500,000 authorized shares of Class B Non-Voting Common Stock.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the company's securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

There are several potential competitors who are better positioned than we are to take the majority of the market.

We will compete with larger, established companies who currently have products on the markets and/or various respective product development programs. They have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the platform developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that that competition will intensify.

This is a brand new company.

The Company is wholly dependent on its ability to develop, market and sell its products for future earnings. The continued development of the Company's products involves significant risks, which a combination of experience, knowledge, and careful evaluation may not be able to overcome. There can be no assurance that unanticipated problems will not occur which would result in material delays in the Company's continued product development or that its efforts will result in successful product commercialization. An investment in the Company is highly speculative, and no assurance can be given that the members will realize any return on their investment or that they will not lose their entire investment.

Any valuation at this stage is only speculation.

No one is saying the company is worth a specific amount. They can't. It's a question of whether you, the investor, want to pay this price for this security. Don't think you can make that call, then don't invest.

Our business projections are only estimates based on our assumptions.

There can be no assurance that the company will meet those projections. There can be no assurance that the company (and you will only make money) if there is sufficient demand for Leagueswype, people think its a better option than the competition and Leagueswype has priced the services at a level that allows the company to make a profit and still attract business.

Long Term Investment

Any unit purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the unit that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the unit back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Undercapitalization

We will likely need to engage in common equity, debt, or unit financings in the future, which may reduce the value of your investment in the Membership Units. Interest on debt securities could increase costs and negatively impact operating results. Units could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of units could be more advantageous to those investors than to the holders of Membership Units. In addition, if we need to raise more equity capital from the sale of Membership Units, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Possible Interruption to Service

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in our service on our platform or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we may rely on a third-party technology provider to provide some of our back-up technology as well as act as our escrow agent. Any disruptions of services or cyber-attacks either on our technology provider or on us directly could harm our reputation and materially negatively impact our financial condition and business.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our Member. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our Member and will have no such right.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on June 15, 2021.

Leagueswype Inc

By   /s/ *Darius Grandberry*

   Name: Darius Grandberry

   Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

LEAGUESWYPE LLC

FINANCIAL STATEMENTS(UNAUDITED)

AS OF AND FOR THE YEARS ENDED
DECEMBER 31, 2020 AND 2019

Leagueswype LLC
Index to Financial Statements
(unaudited)

LEAGUESWYPE LLC
BALANCE SHEET
DECEMBER 31, 2020 AND 2019
(unaudited)

Assets		
Current Assets:		
Cash	$ 113	$ 3,264
Total Current Assets	-	-
Non-Current Assets		
Property, Plant & Equipment	-	-
Intangible Assets	-	-
Total Non-Current Assets	-	-
Total Assets	$ 113	$ 3,264
Liabilities and Equity		
Current Liabilities		
Short-term borrowings	$ (2,389)	-
Total Current Liabilities	$(2,389)	-
Non-Current Liabilities	-	-
Long-term borrowings	-	-
Total Non-Current Liabilities	-	-
Total Liabilities	$ (2,389)	-
Owners' Equity		
Members' Investment	80,951	61,821
Retained Earnings	(58,557)	(50,926)
Net Income	(19,892)	(7,631)
Total Members' Equity	2,502	3,264
Total Liabilities and Stockholders' Equity	$ 113	$ 3,264

LEAGUESWYPE LLC
STATEMENTS OF OPERATIONS AND MEMBERS' EQUITY
FOR DECEMBER 31, 2020 AND 2019
(unaudited)

	2020	2019
Revenue	$ 249	$ 7,609
Cost of Sales	(380)	-
Gross Profit	(131)	7,609
Operating Expenses-		
Start-Up Costs	19,761	15,240
Total Operating Expenses	19,761	15,240
Net Income	$ (19,892)	$ (7,631)

	Members' Contribution		Accumulated	Stockholders'
	Shares	Amount	Deficit	Equity
December 31, 2019	4,000,000	$ 61,821	$ (61,821)	$ 3,264
Contributions		19,892	-	16,741
Net Income/(Loss)	-	-	(19,892)	(19,892)
December 31, 2020	4,000,000	$ 81,713	$ (81,713)	$ 113

LEAGUESWYPE LLC
STATEMENTS OF CASH FLOWS
FOR DECEMBER 31, 2020 AND 2019
(unaudited)

	2020	2019
Cash Flows From Operating Activities		
Net Income	$ (19,892)	$ (5,728)
Net Cash Used in Operating Activities	(19,892)	(5,728)
Cash Flows From Financing Activities		
Members' Contribution	16,741	5,728
Net Cash Received From Financing Activities	16,741	5,728
Decrease in Cash and Cash Equivalents	(3,151)	-
Cash and cash equivalents, beginning of period	3,264	-
Cash and cash equivalents, end of period	$ 113	$ -

NOTE 1 – NATURE OF OPERATIONS

Leagueswype LLC was formed on June 6, 2016 ("Inception") in the State of Delaware. The financial statements of Leagueswype LLC (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Forest Park, IL

The Company will be offering the first and only virtual wallet specifically targeting the multi-billion-dollar fantasy sports industry. Leagueswype is a wonderfully designed platform that allows, among other things, fantasy sports players to collect, store, and transfer funds. Each user will have a Leagueswype (Skrill) account/wallet were funds can be deposited from a bank account or credit/debit card and stored. These funds can then be transferred into a season long "league bank" to collect dues and other fees associated with fantasy play or these funds can be transferred to another Leagueswype account owner if desired (peer to peer transfers). Eventually and additionally we will want to allow Leagueswype users the ability to use their account balances to make purchases through our application and on partnering sites. All of this in a secure environment across web and mobile devices.

Going Concern and Management's Plans
The Company was recently formed. We will incur significant additional costs for operations until revenues can be derived. We will rely on debt and equity financing for working capital until positive cash flows from operations can be achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. Throughout the next 12 months, the Company intends to fund its operations with funding from founder contributions, additional debt and/or equity offerings, proposed Regulation Crowdfunding and Regulation D offerings, and revenues from operations. If we cannot raise additional short-term capital, we may consume all of our cash reserved for operations. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The balance sheet does not include any adjustments that might result from these uncertainties

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2020 and 2019. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from sales of the application through the Google Play and Apple iOS app stores, referral commission paid by affiliate partnerships, in app purchases, subscription fees for upgraded services, and ad revenue when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes
The Company is taxed as a Limited Liability Company. Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company will pay state income taxes at reduced rates. The Company has not yet filed a tax return and therefore is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

At December 31, 2020 the Company had short term debt in the amount of $2,389.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. The Company also has no material commitments or contingencies requiring disclosure.

NOTE 5 – MEMBERS' EQUITY

On October 30, 2020, Leagueswype LLC was converted to a Delaware corporation, Leagueswype Inc. The Company has authorized 4,000,000 shares: 3,000,000 of Common Stock and 1,000,000 of Preferred Stock. The 3,000,000 shares of Common Stock are designated as follows: 1,500,000 designated as Class A Voting Stock and 1,500,000 designated as Class B Non-Voting Common Stock. None of the 1,000,000 shares of Preferred Stock have been issued. Between June 1, 2019 and December 1, 2019 the Company sold 1266 membership units in exchange for $10 per unit under Regulation Crowdfunding.

NOTE 6 – RELATED PARTY TRANSACTIONS

No related party transactions.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2020 through April 5, 2021. There have been no other events or transactions during this time that would have a material effect on the balance sheet.

CERTIFICATION

   I, Darius Grandberry, Principal Executive Officer of Leagueswype Inc, hereby certify that the financial statements of Leagueswype Inc included in this Report are true and complete in all material respects.

Darius Grandberry

Principal Executive Officer